

August 21, 2013

Via E-mail
Mr. Victor Bravo Martin
Chief Financial Officer
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Ávila Camacho No. 36
Col. Lomas de Chapultepec
Delegación Miguel Hidalgo
11000 Mexico City
Mexico

> **Re: Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 1-11080**

Dear Mr. Bravo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company, page 18
B. Business Overview, page 20

Industrial Construction, page 26
Highway and Tunnel Concessions, page 28

1. With reference to your percentage ownership of concessionaire and percentage ownership of construction, please tell us and revise your disclosures in future filings to clarify why the Nuevo Necaxa-Tihuatlan Highway is fully consolidated in your financial statements. Please also clarify which concession is accounted for using the equity method as indicated by footnote (5).

Water Distribution and water Treatment Concessions, page 31

2.   With reference to your percentage ownership of concessionaire and percentage ownership of construction, please tell us and revise your disclosures in future filings to clarify why the Agua Prieta water treatment plant concession is fully consolidated in your financial statements. Also, with reference to your 10% ownership of the Atotonilco water treatment plant concessionaire please tell us and revise your disclosures in future filings to clarify why this concession is accounted for using the equity method.

Item 5. Operating and Financial Review and Prospects, page 38
A. Operating Results, page 39

Construction – Construction and Mining Services and Other Backlog, page 42

3.   Please revise future filings to provide the following expanded disclosures to enhance an investor's understanding of your backlog:
- Discuss how your backlog is calculated, including what it includes and what it excludes in regard to the following, to the extent applicable: funded/unfunded amounts; firm orders; extensions/add-ons; pass-through costs; and joint control contracts versus company contracts.
- Discuss any changes in the methodology used to determine your backlog in each period, if material and applicable.
- To allow better insight into changes in your backlog from period to period, provide a roll-forward of backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.
- Quantify and discuss any backlog that is not moving forward as originally scheduled, if material and applicable.
- Disclose the amount of backlog related to uncompleted projects for which a loss provision has been recorded, if material and applicable.
- Address and discuss expected margin trends based on your current backlog.

Concessions, page 43

4.   Your narrative states that "the 41% increase in revenue over 2011 was due primarily to financing income and construction revenues although the segment's revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads, fees by volume of treated water delivered to the municipalities and the financial and construction revenues during the construction phase." We have the following comments in this regard:
- On page 27, where you discuss the concessions segment, you say in the second sentence of the first paragraph, that "the construction work we perform on our concessions is included in our civil construction segment." Please clarify; and

- Given the significant impact financing income and construction revenues had on your Concessions segment's revenues, please separately quantify and discuss the different material revenue streams recognized in this segment.

Tax, page 46

5. Please consider expanding your discussion of taxes to provide your effective tax rate for each period presented and explain the reasons for the changes in this rate from period to period.

Consolidated Financial Statements, page F-1

Note 3g. Sale of Horizontal Housing Developments, page F-13

6. We note that the consideration for the sale, transfer, assignment and delivery of assets acquired and liabilities assumed (the "Purchase Price") related to your sale of horizontal housing developments is Ps.l,441 million plus value-added tax ("VAT"). We also note that on the closing date, Javer issued two promissory notes in favor of Viveica, one for Ps.436 million and another for Ps.405 million, the latter equivalent to amounts owed to subcontractors, as well as Ps.600 million in cash to cover bank debt related to the assets. We have the following comments regarding this transaction:

- We note that when Viveica receives the promissory note for Ps.436 million, the amount will be invested in the capital stock of Javer, who will issue 1,740,407,501 Series B shares in favor of Viveica. With reference to the Ps.436 promissory note, please explain how you determined that the fair value of the participation in equity of Javer was Ps.1,679;

- We note that obligations associated with the assets transferred as part of the transaction relate primarily to the transferred employees and the obligation or liability in connection with Viveica's insurance policies, as well as the assumption of certain debt. The liabilities directly associated with assets classified as held for sale as reflected on your balance sheet is Ps.673. Please address the appropriateness of determining the fair value of the assets available for sale using the fair value of the consideration in light of the fact that Javer also assumed these liabilities and obligations;

- With reference to paragraph 15 of IFRS 5, please clarify whether you considered any costs to sell in your determination of the net adjustment to fair value of assets classified as held for sale; and

- The value of the housing inventory shall be determined by mutual agreement between the buyer and seller or by decision of an independent engineer. Should the value of the housing inventory in any of the projects be less than the minimum amount and/or the minimum urbanization requirements are not reached in any of the projects, such minimum amounts established by the buyer and the seller, the purchase price will be reduced to the value of the promissory notes designated for payments to subcontractors. With reference to the appropriate authoritative literature you are relying on, tell us and revise your disclosures to clarify how you are accounting for this contingency and when you believe this contingency will be resolved.

Note 3h. Business Combination, page F-15

7.   We note that you acquired San Martin Contratistas Generales, S.A. de C.V. on March 24, 2012. As of December 31, 2012 you were still in the process of valuing an identified customer-related intangible asset. Based on the tabular presentation of assets acquired and liabilities recognized on page F-16, it does not appear that you have provisionally valued the identified customer-related intangible asset. With reference to paragraph 45 of IFRS 3, please address the appropriateness of this accounting.

Note 10. Real Estate Inventories, page F-51

8.   We understand from your discussion of the Housing segment on page 35 that, effective January 1, 2013, you have discontinued the horizontal housing business line, leaving the vertical business. Please clarify, in future annual filings, the characteristics of the vertical housing business line.

Note 14. Investment Properties, page F-66

9.   In future filings, please disclose the information regarding the independent valuation firm who determined the fair value of the investment property, as required by paragraph 75(e) of IAS 40.

Note 27. Share-Based Payment, page F-116

10.   We note that while the fair value of the stock bonus on the stock grant dates was Ps.222 million, Ps.64 million and Ps.115 million in 2012, 2011 and 2010, you have only reflected the theoretical value of these shares in stockholders' equity. With reference to the appropriate authoritative literature, please clarify your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief